Filed Under Rule 433

Registration No. 333-132137

$100,000,000

First Midwest Bancorp, Inc.

10 year Subordinated Notes due April 1, 2016

Issuer:	First Midwest Bancorp, Inc. (“FMBI”)

Amount Offered:	$100 million aggregate principal amount of Subordinated Notes (the “Securities”)

Trade Date:	March 21, 2006

Settlement Date:	March 28, 2006 (T+5)

Maturity:	April 1, 2016

Coupon:	5.85%

Payment Dates:	Semiannual, 30/360 day count: April 1 and October 1 Initial Coupon October 1, 2006

Purchase Price (to Investors):	99.887% of par

Yield to Investors:	5.865%

Spread:	+115 basis points versus UST 4.500% due 02/15/16 (Strike Price: 99-10, Strike Yield: 4.715%)

Redemption:	The notes are not subject to redemption or repayment prior to maturity

Credit Rating:	Baa2/BBB/BBB(Moody’s/S&P/Fitch) (Stable/Stable/Negative)

Ranking:	The Securities are unsecured and rank subordinate to all FMBI senior indebtedness

Method of Distribution:	SEC Registered, Shelf Takedown

Use of Proceeds:	Acquisition Financing

Underwriter:	Keefe, Bruyette & Woods

CUSIP:	320867 AA 2

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free at 1-800-966-1559.